Farm Bureau Financial Services
5400 University Avenue
West Des Moines, IA 50266
VIA EDGAR
February 26, 2009
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	EquiTrust Variable Insurance Series Fund.
File No 811-5069
Commissioners:
On behalf of EquiTrust Variable Insurance Series Fund (the “Fund”), we are transmitting for filing under the Investment Company Act of 1940 (the “Act”), an electronic copy of Form N-CSR for the Fund. The Form N-CSR includes the annual report for the Fund for the period ending December 31, 2009 that has been forwarded to shareholders as required by Rule 30e-1 under the Act.
If you have any questions about this filing, please contact the undersigned at 515-226-6802.
Sincerely,
/s/ Sara Tamisiea
Sara Tamisiea
Investment Compliance